Exhibit 99.1

Item 1A. Risk Factors

The following, along with any additional legal proceedings identified or incorporated by reference in Item 3 of this report, summarizes the principal risk factors associated with our business.

Risk Factors Affecting Our Businesses

Rate regulation of our business may delay or deny our ability to earn a reasonable return and fully recover our costs.

Rates for Gas Operations are regulated by certain municipalities and state commissions, and for our interstate pipelines by the FERC, based on an analysis of our invested capital and our expenses in a test year. Thus, the rates that we are allowed to charge may not match our expenses at any given time. The regulatory process in which rates are determined may not always result in rates that will produce full recovery of our costs and enable us to earn a reasonable return on our invested capital.

Our businesses must compete with alternate energy sources, which could result in our marketing less natural gas, and our interstate pipelines and field services businesses must compete directly with others in the transportation, storage, gathering, treating and processing of natural gas, which could lead to lower prices and reduced volumes, either of which could have an adverse impact on our results of operations, financial condition and cash flows.

We compete primarily with alternate energy sources such as electricity and other fuel sources. In some areas, intrastate pipelines, other natural gas distributors and marketers also compete directly with us for natural gas sales to end-users. In addition, as a result of federal regulatory changes affecting interstate pipelines, natural gas marketers operating on these pipelines may be able to bypass our facilities and market, sell and/or transport natural gas directly to commercial and industrial customers. Any reduction in the amount of natural gas marketed, sold or transported by us as a result of competition may have an adverse impact on our results of operations, financial condition and cash flows.

Our two interstate pipelines and our gathering systems compete with other interstate and intrastate pipelines and gathering systems in the transportation and storage of natural gas. The principal elements of competition are rates, terms of service, and flexibility and reliability of service. We also compete indirectly with other forms of energy, including electricity, coal and fuel oils. The primary competitive factor is price. The actions of our competitors could lead to lower prices, which may have an adverse impact on our results of operations, financial condition and cash flows. Additionally, any reduction in the volume of natural gas transported or stored may have an adverse impact on our results of operations, financial condition and cash flows.

Our natural gas distribution and competitive natural gas sales and services businesses are subject to fluctuations in natural gas prices, which could affect the ability of our suppliers and customers to meet their obligations or otherwise adversely affect our liquidity and results of operations.

We are subject to risk associated with increases in the price of natural gas. Increases in natural gas prices might affect our ability to collect balances due from our customers and, for Gas Operations, could create the potential for uncollectible accounts expense to exceed the recoverable levels built into our tariff rates. In addition, a sustained period of high natural gas prices could (i) apply downward demand pressure on natural gas consumption in the areas in which we operate thereby resulting in decreased sales volumes and revenues and (ii) increase the risk that our suppliers or customers fail or are unable to meet their obligations. Additionally, increasing natural gas prices could create the need for us to provide collateral in order to purchase natural gas.

A decline in our credit rating could result in us having to provide collateral in order to purchase gas.

If our credit rating were to decline, we might be required to post cash collateral in order to purchase natural gas. If a credit rating downgrade and the resultant cash collateral requirement were to occur at a time when we were experiencing significant working capital requirements or otherwise lacked liquidity, our results of operations, financial condition and cash flows could be adversely affected.

The revenues and results of operations of our interstate pipelines and field services businesses are subject to fluctuations in the supply and price of natural gas.

Our interstate pipelines and field services businesses largely rely on natural gas sourced in the various supply basins located in the Mid-continent region of the United States.  The level of drilling and production activity in these regions is dependent on economic and business factors beyond our control. The primary factor affecting both the level of drilling activity and production volumes is natural gas pricing.  A sustained decline in natural gas prices could result in a decrease in exploration and development activities in the regions served by our gathering and pipeline transportation systems and our natural gas treating and processing activities. A sustained decline could also lead producers to shut in production from their existing wells.  Other factors that impact production decisions include the level of production costs relative to other available production, producers’ access to needed capital and the cost of that capital, the ability of producers to obtain necessary drilling and other governmental permits, access to drilling rigs and regulatory changes. Because of these factors, even if new natural gas reserves are discovered in areas served by our assets, producers may choose not to develop those reserves or to shut in production from existing reserves.  To the extent the availability of this supply is substantially reduced, it could have an adverse effect on our results of operations, financial condition and cash flows.

Our revenues from these businesses are also affected by the prices of natural gas and natural gas liquids (NGL).  NGL prices generally fluctuate on a basis that correlates to fluctuations in crude oil prices. In the past, the prices of natural gas and crude oil have been extremely volatile, and we expect this volatility to continue. The markets and prices for natural gas, NGLs and crude oil depend upon factors beyond our control. These factors include supply of and demand for these commodities, which fluctuate with changes in market and economic conditions and other factors.

Our revenues and results of operations are seasonal.

A substantial portion of our revenues is derived from natural gas sales and transportation. Thus, our revenues and results of operations are subject to seasonality, weather conditions and other changes in natural gas usage, with revenues being higher during the winter months.

The actual cost of pipelines under construction and related compression facilities may be significantly higher than we had planned.

Our subsidiaries have been recently involved in significant pipeline construction projects and, depending on available opportunities, may, from time to time, be involved in additional significant pipeline construction projects in the future. The construction of new pipelines and related compression facilities requires the expenditure of significant amounts of capital, which may exceed our estimates. These projects may not be completed at the planned cost, on schedule or at all. The construction of new pipeline or compression facilities is subject to construction cost overruns due to labor costs, costs of equipment and materials such as steel and nickel, labor shortages or delays, weather delays, inflation or other factors, which could be material. In addition, the construction of these facilities is typically subject to the receipt of approvals and permits from various regulatory agencies. Those agencies may not approve the projects in a timely manner or may impose restrictions or conditions on the projects that could potentially prevent a project from proceeding, lengthen its expected completion schedule and/or increase its anticipated cost. As a result, there is the risk that the new facilities may not be able to achieve our expected investment return, which could adversely affect our financial condition, results of operations or cash flows.

The states in which we provide regulated local gas distribution may, either through legislation or rules, adopt restrictions similar to or broader than those under the Public Utility Holding Company Act of 1935 regarding organization, financing and affiliate transactions that could have significant adverse impacts on our ability to operate.

The Public Utility Holding Company Act of 1935, to which CenterPoint Energy and its subsidiaries were subject prior to its repeal in the Energy Act, provided a comprehensive regulatory structure governing the organization, capital structure, intracompany relationships and lines of business that could be pursued by registered holding companies and their member companies. Following repeal of that Act, some states in which we do business have sought to expand their own regulatory frameworks to give their regulatory authorities increased jurisdiction and scrutiny over similar aspects of the utilities that operate in their states. Some of these frameworks attempt to regulate financing activities, acquisitions and divestitures, and arrangements between the utilities and their affiliates, and to restrict the level of non-utility businesses that can be conducted within the holding company structure. Additionally they may impose record keeping, record access, employee training and reporting requirements related to affiliate transactions and reporting in the event of certain downgrading of the utility’s bond rating.

These regulatory frameworks could have adverse effects on our ability to operate our utility operations, to finance our business and to provide cost-effective utility service. In addition, if more than one state adopts restrictions over similar activities, it may be difficult for us to comply with competing regulatory requirements.

Risk Factors Associated with Our Consolidated Financial Condition

If we are unable to arrange future financings on acceptable terms, our ability to refinance existing indebtedness could be limited.

As of December 31, 2008, we had $3.9 billion of outstanding indebtedness on a consolidated basis. As of December 31, 2008, approximately $723 million principal amount of this debt is required to be paid through 2011. Our future financing activities may be significantly affected by, among other things:

•	general economic and capital market conditions;

•	credit availability from financial institutions and other lenders;

•	investor confidence in us and the markets in which we operate;

•	maintenance of acceptable credit ratings;

•	market expectations regarding our future earnings and cash flows;

•	market perceptions of our and CenterPoint Energy’s ability to access capital markets on reasonable terms; and

•	provisions of relevant tax and securities laws.

Our current credit ratings are discussed in “Management’s Narrative Analysis of Results of Operations — Liquidity — Impact on Liquidity of a Downgrade in Credit Ratings” in Item 7 of this report.  These credit ratings may not remain in effect for any given period of time and one or more of these ratings may be lowered or withdrawn entirely by a rating agency.  We note that these credit ratings are not recommendations to buy, sell or hold our securities.  Each rating should be evaluated independently of any other rating.  Any future reduction or withdrawal of one or more of our credit ratings could have a material adverse impact on our ability to access capital on acceptable terms.

The financial condition and liquidity of our parent company could affect our access to capital, our credit standing and our financial condition.

Our access to credit and credit ratings may be impacted by CenterPoint Energy’s credit standing. As of December 31, 2008, CenterPoint Energy and its subsidiaries other than us have approximately $230 million principal amount of debt required to be paid through 2011. This amount excludes amounts related to capital leases, transition bonds and indexed debt securities obligations. We cannot assure you that CenterPoint Energy and its other subsidiaries will be able to pay or refinance these amounts. If CenterPoint Energy were to experience a deterioration in its credit standing or liquidity difficulties, our access to credit and our credit ratings could be adversely affected.

We are an indirect wholly owned subsidiary of CenterPoint Energy. CenterPoint Energy can exercise substantial control over our dividend policy and business and operations and could do so in a manner that is adverse to our interests.

We are managed by officers and employees of CenterPoint Energy. Our management will make determinations with respect to the following:

•	our payment of dividends;

•	decisions on our financings and our capital raising activities;

•	mergers or other business combinations; and

•	our acquisition or disposition of assets.

There are no contractual restrictions on our ability to pay dividends to CenterPoint Energy. Our management could decide to increase our dividends to CenterPoint Energy to support its cash needs. This could adversely affect our liquidity. However, under our credit facility and our receivables facility, our ability to pay dividends is restricted by a covenant that debt as a percentage of total capitalization may not exceed 65%.

The use of derivative contracts by us and our subsidiaries in the normal course of business could result in financial losses that could negatively impact our results of operations and those of our subsidiaries.

We and our subsidiaries use derivative instruments, such as swaps, options, futures and forwards, to manage our commodity, weather and financial market risks. We and our subsidiaries could recognize financial losses as a result of volatility in the market values of these contracts, or should a counterparty fail to perform. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these financial instruments can involve management’s judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts.

We derive a substantial portion of our operating income from subsidiaries through which we hold a substantial portion of our assets.

We derive a substantial portion of our operating income from, and hold a substantial portion of our assets through, our subsidiaries. In general, these subsidiaries are separate and distinct legal entities and have no obligation to provide us with funds for our payment obligations, whether by dividends, distributions, loans or otherwise. In addition, provisions of applicable law, such as those limiting the legal sources of dividends, limit our subsidiaries’ ability to make payments or other distributions to us, and our subsidiaries could agree to contractual restrictions on their ability to make distributions.

Our right to receive any assets of any subsidiary, and therefore the right of our creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any subsidiary, our rights as a creditor would be subordinated to any security interest in the assets of that subsidiary and any indebtedness of the subsidiary senior to that held by us.

Other Risks

We are subject to operational and financial risks and liabilities arising from environmental laws and regulations.

Our operations are subject to stringent and complex laws and regulations pertaining to health, safety and the environment as described in “Business — Environmental Matters” in Item 1 of this Form 10-K.  As an owner or operator of natural gas pipelines and distribution systems, and gas gathering and processing systems, we must comply with these laws and regulations at the federal, state and local levels. These laws and regulations can restrict or impact our business activities in many ways, such as:

•	restricting the way we can handle or dispose of wastes;

•	limiting or prohibiting construction activities in sensitive areas such as wetlands, coastal regions, or areas inhabited by endangered species;

•	requiring remedial action to mitigate pollution conditions caused by our operations, or attributable to former operations; and

•	enjoining the operations of facilities deemed in non-compliance with permits issued pursuant to such environmental laws and regulations.

In order to comply with these requirements, we may need to spend substantial amounts and devote other resources from time to time to:

•	construct or acquire new equipment;

•	acquire permits for facility operations;

•	modify or replace existing and proposed equipment; and

•	clean up or decommission waste disposal areas, fuel storage and management facilities and other locations and facilities.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial actions, and the issuance of orders enjoining future operations.  Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released.  Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other waste products into the environment.

Our insurance coverage may not be sufficient. Insufficient insurance coverage and increased insurance costs could adversely impact our results of operations, financial condition and cash flows.

We currently have general liability and property insurance in place to cover certain of our facilities in amounts that we consider appropriate.  Such policies are subject to certain limits and deductibles and do not include business interruption coverage.  Insurance coverage may not be available in the future at current costs or on commercially reasonable terms, and the insurance proceeds received for any loss of, or any damage to, any of our facilities may not be sufficient to restore the loss or damage without negative impact on our results of operations, financial condition and cash flows.

We and CenterPoint Energy could incur liabilities associated with businesses and assets that we have transferred to others.

Under some circumstances, we and CenterPoint Energy could incur liabilities associated with assets and businesses we and CenterPoint Energy no longer own.

In connection with the organization and capitalization of Reliant Resources, Inc. (RRI), RRI and its subsidiaries assumed liabilities associated with various assets and businesses Reliant Energy, Incorporated (Reliant Energy) transferred to them.  RRI also agreed to indemnify, and cause the applicable transferee subsidiaries to indemnify, CenterPoint Energy and its subsidiaries, including us, with respect to liabilities associated with the transferred assets and businesses.  These indemnity provisions were intended to place sole financial responsibility on RRI and its subsidiaries for all liabilities associated with the current and historical businesses and operations of RRI, regardless of the time those liabilities arose.  If RRI were unable to satisfy a liability that has been so assumed in circumstances in which Reliant Energy and its subsidiaries were not released from the liability in connection with the transfer, we and CenterPoint Energy could be responsible for satisfying the liability.

Prior to CenterPoint Energy’s distribution of its ownership in RRI to its shareholders, we had guaranteed certain contractual obligations of what became RRI’s trading subsidiary. Under the terms of the separation agreement between the companies, RRI agreed to extinguish all such guaranty obligations prior to separation, but at the time of separation in September 2002, RRI had been unable to extinguish all obligations. To secure us against obligations under the remaining guaranties, RRI agreed to provide cash or letters of credit for our benefit, and undertook to use commercially reasonable efforts to extinguish the remaining guaranties.  In December 2007, we, CenterPoint Energy and RRI amended that agreement and we released the letters of credit we held as security.  Under the revised agreement, RRI agreed to provide cash or new letters of credit to secure us against exposure under the remaining guaranties as calculated under the revised agreement if and to the extent changes in market conditions exposed us to a risk of loss on those guaranties.

Our potential exposure under the guaranties relates to payment of demand charges related to transportation contracts. The present value of the demand charges under these transportation contracts, which will be effective until 2018, was approximately $108 million as of December 31, 2008. RRI continues to meet its obligations under the contracts, and on the basis of market conditions, we and CenterPoint Energy have not required additional security. However, if RRI should fail to perform its obligations under the contracts or if RRI should fail to provide adequate security in the event market conditions change adversely, we would retain our exposure to the counterparty under the guaranty.

RRI’s unsecured debt ratings are currently below investment grade.  If RRI were unable to meet its obligations, it would need to consider, among various options, restructuring under the bankruptcy laws, in which event RRI might not honor its indemnification obligations and claims by RRI’s creditors might be made against us as its former owner.

CenterPoint Energy, Reliant Energy, RRI and one of our subsidiaries are named as defendants in a number of lawsuits arising out of the operations of the natural gas markets in 2000-2001. Although these matters relate to the business and operations of RRI, we or CenterPoint Energy could incur liability if claims in one or more of these lawsuits were successfully asserted against us, any of our subsidiaries or CenterPoint Energy and indemnification from RRI were determined to be unavailable or if RRI were unable to satisfy indemnification obligations owed with respect to those claims.

The global financial crisis may have impacts on our business, liquidity and financial condition that we currently cannot predict.

The continued credit crisis and related turmoil in the global financial system may have an impact on our business, liquidity and our financial condition. Our ability to access the capital markets may be severely restricted at a time when we would like, or need, to access those markets, which could have an impact on our liquidity and flexibility to react to changing economic and business conditions. In addition, the cost of debt financing may be materially adversely impacted by these market conditions. With respect to our existing debt arrangements, Lehman Brothers Bank, FSB, which had an approximately four percent participation in our credit facility, stopped funding its commitment following the bankruptcy filing of its parent in September 2008. Defaults of other lenders, should they occur, could adversely affect our liquidity. Capital market turmoil was also reflected in significant reductions in equity market valuations in 2008, which significantly reduced the value of assets of CenterPoint Energy’s pension plan in which we participate. These reductions are expected to result in increased pension expense in 2009, which will impact 2009 results of operations.

In addition to the credit and financial market issues, the national and local recessionary conditions may impact our business in a variety of ways.  These include, among other things, reduced customer usage, increased customer default rates and wide swings in commodity prices.